Mail Stop 4-6

January 7, 2005

Mr. Douglas P. Solomon
Assistant Secretary and Associate General Counsel
Openwave Systems Inc.
1400 Seaport Boulevard
Redwood City, California 94063

Re:	Openwave Systems Inc.
	Post-effective Amendment No. 2 to Registration Statement on
Form
S-3
	Filed December 17, 2004
	File No. 333-109547

	Form 10-K for the year ended June 30, 2004
	Form 10-Q for the quarter ended September 30, 2004
	File No. 001-16073

Dear Mr. Solomon:

      This is to advise you that we have limited our review of the above registration statement to your disclosure relating to the incorporation of certain documents by reference, the selling securityholders and your controls and procedures. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Post-effective Amendment No. 2 to Form S-3 filed December 17, 2004

Incorporation of Certain Documents by Reference

1. You filed a Form 8-K on December 21, 2004 subsequent to your filing of this post-effective amendment. Please incorporate this Form 8-K by reference into your post-effective amendment. Please refer to Item 12 of Form S-3.

Selling Securityholders

2. We note that JP Morgan Securities Inc. is a selling securityholder. Please ensure that all selling securityholders that are registered broker-dealers have been disclosed as such. For a selling securityholder that is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable. It appears from footnote (8) suggests that the securities acquired by your disclosed broker-dealer securityholders were not acquired as transaction-based compensation for investment-banking services but in the ordinary course of business. As a result, such broker-dealer securityholders should be designated as underwriters.

3. Please ensure that all selling securityholders that are affiliates of a registered broker-dealer have been disclosed as such. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. Based on your response, we may have further comments.

4. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by selling securityholders that are legal entities. Please see interpretation I.60 of our July 1997 Manual of
Publicly Available Telephone Interpretations and interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July
1997 Manual of Publicly Available Telephone Interpretations. We note, for example, that such disclosure is missing with respect to Deutsche Bank Securities, ING VP Convertible Portfolio and Salomon Brothers Asset Management.

Form 10-K for the year ended June 30, 2004
Form 10-Q for the quarter ended September 30, 2004

Item 9A. Controls and Procedures and Item 4. Controls and
Procedures,
respectively

5. You state that "there are always limitations on the effectiveness of any control system, no matter how well conceived and operated" and
"a control system can provide only reasonable, not absolute, assurance that the objectives of the control system are being met."
In your response letter, tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Also, please note this comment in the preparation of future periodic reports. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

6. We note your disclosure that your "CEO and current CFO have concluded that, as of the Evaluation Date, the Company`s disclosure controls and procedures are effective in recording, processing, summarizing and reporting on a timely basis to information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act." Tell us whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Please note this comment in the preparation of future periodic reports.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 942-1871 with any questions. If you need further assistance, you may contact me at
(202) 942-1818 or Barbara C. Jacobs, Assistant Director, at (202)
942-1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Gregory C. Smith, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	525 University Avenue, Suite 1100
	Palo Alto, California 94301
	Telephone: (650) 470-4500
	Facsimile:  (650) 470-4570